THE MALLARD FUND, INC.




FINANCIAL STATEMENTS
March 27, 2002
(Unadudited)

Directors

William S. Dietrich II
Jennings R. Lambeth
Evans Rose, Jr.
Thomas Marshall

Officers

William S. Dietrich II
President and Chief Investment Officer

Richard F. Berdik
Secretary and Treasurer


Legal Counsel

Kirkpatrick & Lockhart LLP

















The Mallard Fund, Inc.
as of March 27, 2002

Notes to Financial Statements - (unaudited) continued

1. Organization: The Mallard Fund, Inc. (the "Fund") was organized on October 15, 1996 as a Maryland corporation. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. The Fund commenced operations on May 30,1997, with the exchange of 6,927,197 shares of common stock (the "initial shares") for contributed investment securities through a private placement to the William S. Dietrich II Charitable Remainder Annuity Trust ("CRAT") and the William S. Dietrich II Charitable Remainder Unit Trust I ("CRUT I"). For federal income tax purposes, the
Fund qualifies as a non-publicly held regulated investment company.
 Accordingly, certain investment expenses will not be deductible by the Fund, but will instead be allocated to the shareholders for purposes of determining the shareholder's taxable income.

Since the private placement was treated as a tax-free exchange, securities received by the Fund maintained the cost basis and holding period as reflected by the trusts prior to the private placement.

March 27, 2002, the Fund was liquidated and all assets were distributed to shareholders.